2014
Annual Meeting of Shareholders

April 23, 2014
10 a.m.
Alexandria's at the Lake Ontario Conference and Events Center
Oswego, New York

Pathfinder Bancorp, Inc.
Annual Meeting of Shareholders

<u>Chris R. Burritt</u>

Chairman of the Board

PathFinder BANCORP, INC.

President, CEO – Thomas W. Schneider
Corporate Secretary – Edward A. Mervine, Esq.

Introductions

Directors:
David A. Ayoub
William A. Barclay
John P. Funiciello
George P. Joyce
L. William Nelson, Jr.
Lloyd "Buddy" Stemple
John F. Sharkey, III
Adam C. Gagas

External Auditors:
Jamie L. Keiser
Bonadio & Co., LLP

Executive Officers:
James A. Dowd, CPA
Melissa A. Miller
Daniel R. Phillips
Ronald Tascarella

Inspector of Elections
Roberta J. Davis,
Assistant Vice President

PathFinder BANCORP, INC.

Business of the Meeting

1) The election of six directors of the Board of Directors of the Company.

   - William A. Barclay
   - Chris R. Burritt
   - Adam C. Gagas
   - George P. Joyce
   - Thomas W. Schneider
   - John F. Sharkey, III

PathFinder BANCORP, INC.

Business of the Meeting

2) Ratification of the appointment of Bonadio & Co., LLP as auditors for the Company for the fiscal year ended December 31, 2014.

PathFinder BANCORP, INC.

Report to Shareholders

Thomas W. Schneider

President & CEO

James A. Dowd, CPA

SVP & Chief Financial Officer

This discussion may contain the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expression are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties. By identifying these forward-looking statements for you in this manner, the Company is alerting you to the possibility that its actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ from those indicated in the forward-looking statements include, among others:

- *credit quality and the effect of credit quality on the adequacy of our allowance for loan losses;*
- *deterioration in financial markets that may result in impairment charges relating to our securities portfolio;*
- *competition in our primary market areas; significant government regulations, legislation and potential changes thereto;*
- *a reduction in our ability to generate or originate revenue-producing assets as a result of compliance with heightened capital standards;*
- *increased cost of operations due to greater regulatory oversight, supervision and examination of banks and bank holding companies, and higher deposit insurance premiums;*
- *the limitation on our ability to expand consumer product and service offerings due to anticipated stricter consumer protection laws and regulations: and other risks described herein and in the other reports and statements we file with the SEC.*

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

Agenda

- **Corporate Strategy**
- **Plan of Conversion**
- **Results**

STRATEGIC PLAN

5 Core Strategic Objectives

- ❑ Employee Development
- ❑ Product & Service Delivery
- ❑ Market Expansion
- ❑ Enhance Operation Efficiency/Cost Control
- ❑ **Capital Management**

Strategic Initiatives

- Focus on expanding opportunities in Central New York
- Focusing on under-served small business markets (Onondaga County branch opening)
- Acquisition of disenfranchised customers and employees as a result of market consolidation
- Improving operating efficiencies and effectiveness
- Managing our capital for growth and value creation

Focus on growing the Pathfinder Bank brand while maximizing franchise value

Capital Management

Plan of Conversion
("Second Step Conversion")

Reasons:

Regulatory
- Dodd Frank Act
- Basel III Capital Rules

PathFinder BANCORP, INC.

Capital Management

Business:

- Growth
- Valuations - Timing
- Benefits to Shareholders

Opportunities

PathFinder BANCORP, INC.

Asset Growth Over 10 Years

($ in millions)


CPP Capital Infusion
SBLF Capital Infusion
$550.0
$500.0
$450.0
$400.0
$350.0
$300.0
$250.0
$200.0

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Asset Growth	$277.9	$302.0	$296.9	$301.4	$320.7	$352.8	$371.7	$408.5	$443.0	$477.8	$503.8
Tier 1 Leverage Ratio	7.9%	7.7%	7.7%	7.7%	7.7%	6.8%	8.4%	8.1%	9.4%	8.8%	8.7%
Common Equity Ratio	7.8%	7.3%	6.8%	6.9%	7.0%	5.7%	6.4%	6.2%	5.9%	5.9%	6.0%

STRATEGIC PLAN

5 Core Strategic Objectives

- ❑ Employee Development
- ❑ **Product & Service Delivery**
- ❑ **Market Expansion**
- ❑ Enhance Operation Efficiency/Cost Control
- ❑ **Capital Management**

PathFinder BANCORP, INC.

PATHFINDER BANK BRAND

↓

COMPETITIVE ADVANTAGE

LOCAL. COMMUNITY. TRUST.


PathFinder BANK
MAIN OFFICE
214 West First Street, Oswego
PLAZA OFFICE
State Route 104 East, Oswego
DOWNTOWN DRIVE-THRU
34 East Bridge Street, Oswego
MEXICO OFFICE
Norman & Main Streets, Mexico
FULTON OFFICE
5 West First Street South, Fulton
LACONA OFFICE
1897 Harwood Drive, Lacona
CENTRAL SQUARE OFFICE
3025 East Avenue, Central Square
CICERO OFFICE
6194 State Route 31, Cicero
PIKE BLOCK BUILDING OFFICE
109 West Fayette, Syracuse
(Schedule to open spring, 2014)
Lacona
Oswego (3)
Mexico
Oswego County
Fulton
Central Square
Onondaga County
Cicero
Syracuse*
*Scheduled to open spring, 2014
NEW YORK
Albany

LOCAL. COMMUNITY. TRUST.

PathFinder BANCORP, INC.

Deposit Market Rank by County - 2013

#1 market share holder in Oswego County

OSWEGO COUNTY

Rank	Institution (ST)	Total Deposits ($000)	Market Share (%)
1	**Pathfinder Bancorp Inc. (MHC) (NY)**	**$362,229**	**31.19%**
2	Fulton Savings Bank (NY)	201,081	17.31%
3	KeyCorp (OH)	140,054	12.06%
4	Community Bank System Inc. (NY)	140,039	12.06%
5	NBT Bancorp Inc.(NY)	139,950	12.05%
6	Bank of America Corp. (NC)	132,988	11.45%
7	JP Morgan Chase & Co. (NY)	44,859	3.86%
8	Woodforest Financial Group (TX)	304	0.03%
	Total for Institutions in Market	**$ 1,161,504**	

Source: FDIC Deposit Market Share Report as of 6-30-13 and 6-30-11

Meaningful penetration into Onondaga County in a short timeframe

ONONDAGA COUNTY

Rank	Institution (ST)	Total Deposits ($000)	Market Share (%)
1	M & T Bank Corp. (NY)	$2,539,826	29.15%
2	KeyCorp (OH)	1,774,695	20.37%
3	First Niagara Finl Group (NY)	803,375	9.22%
4	JPMorgan Chase & Co. (NY)	728,680	8.36%
5	Bank of America Corp. (NC)	628,646	7.22%
6	Solvay Bank Corp. (NY)	577,446	6.63%
7	Geddes FS&LA (NY)	420,148	4.82%
8	NBT Bancorp Inc. (NY)	398,144	4.57%
9	Berkshire Hills Bancorp Inc. (MA)	332,493	3.82%
10	RBS	250,996	2.88%
11	Seneca FS&LA (NY)	114,516	1.31%
12	Fulton Savings Bank (NY)	41,218	0.47%
13	**Pathfinder Bancorp Inc. (MHC)(NY)**	**40,137**	**0.46%**
14	Lyons Bancorp Inc (NY)	31,797	0.36%
15	Community Bank System Inc. (NY)	30,279	0.35%
	Total for Institutions in Market	**$8,712,396**	

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Oswego and Onondaga Market Combined

2013

Rank	Institution (ST)	Total Deposits (000's)	Market Share %
1	M & T Bank Corp. (NY)	$2,539,826	25.72%
2	KeyCorp (OH)	1,914,749	19.39%
3	First Niagara Finl Group (NY)	803,375	8.14%
4	Bank of America Corp. (NC)	773,539	7.83%
5	JP Morgan Chase & Co. (NY)	761,634	7.71%
6	Solvay Bank Corp. (NY)	577,446	5.85%
7	NBT Bancorp Inc. (NY)	538,094	5.45%
8	Berkshire Hills Bancorp Inc. (MA)	420,148	4.26%
9	***Pathfinder Bancorp Inc. (NY)***	***402,366***	**4.08%**
10	Geddes FS&LA (NY)	332.493	3.37%
11	Fulton Savings Bank (NY)	250,996	2.54%
12	RBS Citizens	242,299	2.45%
13	Community Bank System Inc. (NY)	170,318	1.72%
14	Seneca FS&LA (NY)	114,516	1.16%
15	Lyons Bancorp Inc (NY)	31,797	0.32%
16	Woodforest Financial Group (TX)	304	0.00%
	Total Institution Share	**$9,873,900**	

2011

Rank	Institution (ST)	Total Deposits (000's)	Market Share %
1	M & T Bank Corp. (NY)	$2,198,443	23.21%
2	KeyCorp (OH)	1,636,374	17.27%
3	HSBC Bank (VA)	1,170,915	12.36%
4	Bank of America Corp. (NC)	707,583	7.47%
5	JP Morgan Chase & Co. (NY)	650,846	6.87%
6	Solvay Bank Corp. (NY)	575,236	6.07%
7	Alliance Financial Corp (NY)	531,890	5.61%
8	Beacon Federal Bancorp Inc. (NY)	442,473	4.67%
9	Geddes FS&LA (NY)	410,170	4.33%
10	***Pathfinder Bancorp Inc. (NY)***	***390,318***	***4.12%***
11	Fulton Savings Bank (NY)	238,961	2.52%
12	RBS Citizens	221,678	2.34%
13	Seneca FS&LA (NY)	122,084	1.29%
14	Community Bank System Inc. (NY)	74,115	0.78%
15	First Niagara Finl Group (NY)	71,126	0.75%
16	Lyons Bancorp Inc (NY)	29,673	0.31%
17	Woodforest Financial Group (TX)	887	0.01%
	Total Institution Share	**$9,472,772**	

Source: FDIC Deposit Market Share Report at 6-30-13 and 6-30-11

Benefits:

- Enhanced Liquidity for Common Stock
- Immediately Accretive to Book Value per Share
- Provides Capital for Continued Growth
- Eliminate a Limited Structure (MHC)
- Increases Flexibility for Mergers and Acquisitions

2013 Financial Results

James A. Dowd

SVP & Chief Financial Officer

Balance Sheet Results

Growth

- Organic
- Balanced
- Diversified

Loan Growth

($ in Millions)



$400.0
$350.0
$300.0
$250.0
CAGR 6.9%

	2009	2010	2011	2012	2013	3/31/2014
Loan Growth	$262.5	$285.3	$304.8	$333.7	$341.6	$348.1

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Loan Portfolio Composition


Loan Composition
December 31, 2003
8.78%
1.35%
6.50%
16.27%
67.10%
Residential Real Estate
Commercial Real Estate
Commercial Loans
Municipal Loans
Consumer Loans


Loan Composition
December 31, 2013
7.4%
1.5%
13.8%
49.3%
28.0%
Residential Real Estate
Commercial Real Estate
Commercial Loans
Municipal Loans
Consumer Loans

Deposit Growth
($ in Millions)



$500.0
$450.0
$400.0
$350.0
$300.0
$250.0
$200.0
CAGR 9.6%

	2009	2010	2011	2012	2013	3/31/2014
Deposit Growth	$296.8	$326.5	$366.1	$391.8	$410.1	$438.3

Includes brokered deposits

Deposit Portfolio Composition

Deposit Composition
December 31, 2003


5.6%
4.0%
90.4%
Retail
Commercial
Municipal

Deposit Composition
December 31, 2013


13.2%
13.3%
73.5%
Retail
Commercial
Municipal

Includes Brokered Deposits

Net Interest Margin


4.00%
3.90%
3.80%
3.70%
3.60%
3.50%
3.40%
3.30%
3.20%
3.10%
3.00%
2.90%
2.80%
3.43%
3.56%
3.73%
3.76%
3.50%
3.43%
3.48%
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Mar-14

Revenue and Operating Expense Trends


$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
Total Revenue
Total Expense

	2009	2010	2011	2012	2013
Total Revenue	$14,501	$16,185	$16,714	$17,484	$18,200
Total Expense	$11,126	$11,789	$13,148	$13,518	$14,751

PathFinder BANCORP, INC.

Rate/Volume Analysis Year Ended December 31, 2013

	Volume	Rate	Total Incr/(Decr)
Interest Income:			
Loans	$1,281	$(1,008)	$ 273
Investments	127	(254)	(127)
Interest Earning Deposits	(2)	-	(2)
Total Interest Income	1,406	(1,262)	144
Interest Expense:			
Deposits	62	(480)	(418)
Borrowings	99	(325)	(226)
Total Interest Expense	161	(805)	(644)
Net Change in Net Interest Income	**$1,245**	**$ (457)**	**$ 788**

Return on Average Assets



0.00%
0.10%
0.20%
0.30%
0.40%
0.50%
0.60%
0.45%
0.64%
0.55%
0.57%
0.48%
0.38%
2009
2010
2011
2012
2013
1st Qtr 2014

LOCAL. COMMUNITY. TRUST.

Return on Average Equity


9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
7.04%
8.07%
6.75%
6.68%
5.86%
4.52%
2009
2010
2011
2012
2013
1st Qtr 2014

Return on Average Common Equity


9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
7.1%
8.2%
5.1%
8.3%
8.6%
6.5%
2009
2010
2011
2012
2013
1st Qtr 2014

LOCAL. COMMUNITY. TRUST.


Total Return Performance
Index Value
350
300
250
200
150
100
50
0
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
12/31/13
Pathfinder Bancorp, Inc. (MHC)
NASDAQ Composite
SNL Thrift

	Period Ending					
Index	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**	**12/31/12**	**12/31/13**
Pathfinder Bancorp, Inc. (MHC)	100.00	92.19	142.37	151.22	176.99	234.23
NASDAQ Composite	100.00	145.36	171.74	170.38	200.63	281.22
SNL Thrift	100.00	93.26	97.45	81.97	99.70	127.95

Questions?

Voting Results

Thank you.

PathFinder BANCORP, INC.

LOCAL. COMMUNITY. TRUST.